

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

James Frates
Chief Financial Officer
Amylyx Pharmaceuticals, Inc.
43 Thorndike St.
Cambridge, MA 02141

> **Re: Amylyx Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 13, 2023**
> **File Number 001-41199**

Dear James Frates:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences